FEE REDUCTION AGREEMENT

	AGREEMENT made as of this 30th day
of September 2013, among Eaton Vance
Mutual Funds Trust (the "Trust") on behalf of Parametric Market Neutral Fund (the
"Fund"), and Eaton Vance Management (the
"Adviser").

	WHEREAS, the Trust on behalf of the
Fund has entered into an Investment
Advisory and Administrative Agreement (the
"Advisory Agreement") with the Adviser,
which provides that the Adviser shall be entitled to receive compensation at a certain rate; and

WHEREAS, the Adviser has offered to reduce such advisory fee rate, and the Trust has accepted such fee reduction, such fee reduction being effective as of September
30, 2013; and

WHEREAS, the Adviser and the Trust wish to memorialize said fee reduction in writing;

	NOW, THEREFORE, in consideration of
the mutual covenants and agreements
contained herein and for other good and
valuable consideration, receipt of which is hereby acknowledged, the Trust and the Adviser hereby jointly and severally agree as follows:

For so long as the Advisory Agreement shall remain in effect, notwithstanding any provisions of the Advisory Agreement to the contrary, the Adviser will reduce its advisory fee for the Trust in accordance with the fee reduction schedule set forth on Exhibit A hereto.

This Agreement may only be terminated or amended upon the mutual written consent of the Trust and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser or the Trust (the
"Independent Trustees") and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund.

For purposes of this Agreement the term
"vote of a majority of the outstanding voting securities of the Fund" shall mean the vote, at a meeting of shareholders, of the lesser of
(i) 67 per centum or more of the shares of the Fund present or represented by proxy at the meeting if the holders of more than 50 per centum of the outstanding shares of the Fund are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding shares of the Fund.

This instrument is executed under seal and shall be governed by Massachusetts law.



IN WITNESS WHEREOF, this Agreement has
been executed as of the date set forth above by a duly authorized officer of each party.


	EATON VANCE MUTUAL FUNDS
TRUST
(on behalf of Parametric Market Neutral
Fund)
By:	___________________________
	Maureen A. Gemma
	Vice President
	EATON VANCE MANAGEMENT
By:  	_____________________
	Deidre E. Walsh
	Vice President

Exhibit A

ADVISORY FEE REDUCTION SCHEDULE
Parametric Market Neutral Fund
(Effective as of September 30, 2013)


The Adviser's asset-based advisory fee is reduced and computed as follows:


Average Daily Net Assets for the Month
Annual Fee Rate (for each level)

Up to $500 million
0.8000%

$500 million but less than $1 billion
0.7750%

$1 billion but less than $2.5 billion
0.7500%

$2.5 billion but less than $5 billion
0.7300%

$5 billion and over
0.7150%